Exhibit 99.6
PRESS RELEASE
FOR IMMEDIATE RELEASE

CONTACT:
Eric Berman
of Kekst and Company
212-521-4894

WYNNEFIELD ADOPTS 10B5-1 PLAN RELATING TO ITS HOLDINGS IN
CORNELL COMPANIES INC.

NEW YORK, NY, December 15, 2008 – The Wynnefield Group, the largest stockholder in Cornell Companies Inc. (NYSE: CRN), today announced that it had established a stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.  Under this plan, Wynnefield has directed its investment brokers to conduct an orderly sale of a portion of its CRN shares over time, as part of its policy to retain proper portfolio balance.

“Our confidence in Cornell Companies, its future prospects and its management team remain as high as ever.  Accordingly, Cornell will remain a very significant holding in our portfolio,” said Nelson Obus, Wynnefield’s Managing Partner.  “In fact, it is Cornell’s very success in this difficult market environment that necessitates this re-balancing of our portfolio.  Over the 4 ½ years that we’ve held Cornell Companies’ stock, its valuation has increased so substantially that it now represents a larger percentage of the total portfolio for some of our funds than is prudent for our limited partners.  As fiduciaries, we must be able to occasionally rebalance our portfolio.”

Shareholders should not assume that the enactment of this 10b5-1 plan will initiate sales of Cornell Companies common stock at today’s market price, which Wynnefield does not consider reflective of the Company’s true value.

ABOUT THE WYNNEFIELD GROUP:

The Wynnefield Group is Cornell Companies’ largest shareholder and has a representative on the Board of Directors.  Wynnefield holds more than 17% of the Company’s outstanding common stock.  The Wynnefield Group includes several affiliates of Wynnefield Capital, Inc. (WCI), a value investor specializing in U.S. small cap situations that have company- or industry-specific catalysts.  WCI was established in 1992.  Its founding partners, Nelson Obus and Joshua Landes, held senior research and institutional equity positions at Lazard Freres & Co. during the 1980s, and the initial Wynnefield investors included many of their colleagues at Lazard.  Nelson Obus currently serves on the board of directors of Layne Christensen Company (NASDAQ: LAYN), serving on its audit committee and compensation committee.

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